Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due July 23, 2011

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$2,000,000
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	April 3, 2007
Maturity Date:	July 23, 2011
Coupon:	3-month LIBOR (Renters Screen LIBOR1 Page ) plus 0.00% (the first and last coupons to be based on LIBOR interpolated for the respective shorter first and last interest periods)
Interest Payment Dates:	Quarterly on the 20th day of each March, June, September and December, commencing on June 20, 2007
Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period
Day Count:	Actual/360
Business Day Convention:	Modified Following, Adjusted
Denominations:	$1,000
CUSIP/ISIN:	52517PW64 / US52517PW648
Underwriters:	Lehman Brothers Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.